February 14, 2011

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attn:	Sharon Virga
Kyle Moffatt

Re: The Singing Machine Company, Inc. File No. 0-24968

Ladies and Gentlemen:

We are in receipt of your letter to The Singing Machine Company, Inc. (the “Company”) dated January 31, 2011.  For ease of reference, we have reproduced your comments which are then followed by our responses.

Form 10K for the Fiscal Year Ended March 31, 2010

Consolidated Financial Statements

Item 9A(T). Controls and Procedures, page 23

1.	We note your response to comment two in our letter dated December 21, 2010. Please amend your filings to revise your conclusion to “not effective”.

RESPONSE

We will amend our filings and will revise our conclusion to “not effective” upon conclusion of the comment process.

Notes to Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page 8

2.
We note your response to comments two and three from our letter dated December 21, 2010.  For all periods presented, provide us a schedule of your accrued sales returns as compared to your actual sales returns for defective products since the percentage of defective goods has increased significantly in the years presented.  Tell us in greater detail how you determine your estimate of defective goods.  Also, due to the lengthy return period, tell us about your financial reporting policy for reconciling the actual with the accrual and how you properly match the defective allowance with the period in which the sales have occurred.

RESPONSE

The following schedule depicts accrued returns for defective merchandise compared to actual related defective returns for the years presented :

	FY 2008	FY 2009	FY 2010
Accruals
June (Q1)	120,929	91,126	130,411
September (Q2)	991,590	870,645	507,169
December (Q3)	1,168,503	2,007,291	982,392
March (Q4)	205,726	142,781	174,471
Total Accruals	2,486,748	3,111,843	1,794,443

Actual Defectives Received	(2,514,104)	(3,268,963)	(1,777,920)

Excess (Deficit) Accrual	(27,356)	(157,120)	16,523

While defective goods have increased significantly as a percentage of net sales in the years presented, the defective return rates from our major wholesale customers have not changed significantly from year to year.  Our six largest customers accounted for more than 80% of our total returns in the past two years. We determine the estimate for defective goods as follows:

A historical return rate is assigned to each major customer and to “other” customers at the beginning of each fiscal year.  Based on forecasted sales the weighted average return percentage is calculated and is used to determine the initial estimated monthly amount to be accrued for defective sales returns.  At the end of each quarter, actual sales for each major wholesale customer and “other” customers are multiplied by the historical return rate initially assigned and the warranty provision is updated to reflect the results of this analysis.

Due to our seasonality which revolves around the Christmas holiday we note that historically more than 90% of defective returns for the current fiscal year sales are received by June 30th of the subsequent calendar year and that only one or two major customers continue to return any quantities after that time.  Since we do not file our 10K until July, we are able to reasonably determine whether our warranty provision accurately reflects the remaining defectives to be expected.  Given that our actual defectives received have not varied more than .5% from our accruals and that we adjust our provision quarterly using historical rates for major and other customers we believe that we properly match the defective allowance with the period in which the sales have occurred.

3.
Furthermore, we note significant variations in your gross profit margin over the years presented and the quarters within the years.  Please tell us in detail and expand your disclosure to provide the reasons for the variations.  We would have expected your declining sales to be met with declining gross profits as many manufacturers have reduced prices to stimulate sales.

RESPONSE

Reasons for variations in gross profit margins over the years are as follows:

Financial Statement Disclosures for Fiscal Year 2010

GROSS PROFIT MARGIN

Gross profit margin for the fiscal years ended March 31, 2009 and 2008 were 18.7% and 22.5%, respectively.  The 3.8% decrease in gross profit margin for the year ended March 31, 2009 compared to the same period ended March 31, 2008 was primarily due to pricing discounts granted to major customers to induce sales as economic conditions began to erode in the latter part of 2008.  These pricing discounts contributed an estimated 1.6 margin points of the decrease.  There were heavily discounted sales of Bratz licensed product which contributed approximately 0.6 points of the margin decrease. In addition there was an increase to cost of sales due to adjustments for impaired inventory accounting for an estimated 0.8 points of margin variation.  The remaining 0.8 margin point decrease was primarily due to margin yields from the mix of product sold.

Gross profit margin for the year ended March 31, 2010 compared to the same period ended March 31, 2009 remained the same at 18.7%.  Pricing discounts increased as a percentage of sales during the period as worldwide economic conditions continued to deteriorate and contributed a 0.6 margin point decrease in gross profit margin during the year.  This decrease was offset by an increase in percentage of sales to North American customers versus sales to international customers. Sales to North American customers yield significantly higher gross profit margins than sales to international customers and the favorable percentage increase contributed 1.0 point of margin increase for the period.  The remaining 0.4 margin decrease was primarily due to margin yields from the mix of product sold.

Financial Statement Disclosures for first quarter FY 2011

Gross Profit Margin

Gross profit margin for the three month period ended June 30, 2010 was 27.5% compared to -35.1% for the three month period ended June 30, 2009.  During the quarter ended June 30, 2009 there was a one-time adjustment for impaired Bratz licensed inventory to lower of cost or market of approximately $181,000 which contributed approximately 22 margin points or 36% of the variation.  Also during the first quarter ended June 30, 2009 there was a one-time price concession granted to a major customer of approximately $235,000 which contributed approximately 29 margin points or 46% of the variation.  The remaining 11.6 points of margin variation were due primarily to price increases initiated in the quarter ended June 30, 2010 and margin yield on mix of products sold.

Overall, gross profit margins will continue to fluctuate from period to period primarily due to the effects from price and cost increases, percentage of sales to North American customers compared to international customers and profit margin yields from the mix of product sold.  Gross profit margin variations will also be subject to pricing concessions and inventory adjustments for lower of cost or market value and other impairment issues as these conditions occur.

Financial Statement Disclosures for second quarter FY 2011

Gross Profit Margin

Gross profit margin for the three month period ended September 30, 2010 was 20.3% compared to 19.8% for the three month period ended September 30, 2009.  There was an increase in pricing concessions of approximately $122,000 during the three months ended September 30, 2010 which contributed approximately 1.5% decrease in gross margin percentage compared to the three months ended September 30, 2009.  This decrease was offset by price increases implemented in the first quarter of the current fiscal year, increased percentage of sales to North American customers versus sales to international customers.   Sales to North American customers yield significantly higher gross profit margins than sales to international customers and the favorable percentage increase and margin yield on mix of products sold accounted for the remaining variation in gross profit margin.

Gross profit margin for the six month period ended September 30, 2010 was 21.7% compared to 14.1% for the six month period ended September 30, 2009. There were no one-time charges for impaired inventory during the first six months of the period ended September 30, 2010 as compared to a one-time charge of approximately $181,000 for impaired Bratz licensed inventory to lower of cost or market during the six months ended September 30, 2009 which contributed to approximately 2.2 margin points of the variation.  There was approximately $91,000 less in price concessions during the six months ended September 30, 2010 compared to same period in the prior year which contributed approximately 1.1margin points of the variation. For the six months ended September 30, 2010, there was an increase in percentage of sales to North American customers versus sales to international customers. Sales to North American customers yield significantly higher gross profit margins than sales to international customers and the favorable percentage increase contributed 2.9 points of margin increase for the period.   The remaining 1.4 margin point variance was due primarily to the price increases initiated at the beginning of the current fiscal year and margin yield on mix of products sold.

4.
We note your responses to comments four and eight from our letters dated November 17, 2010 and December 21, 2010, respectively.  It is still unclear to us why you believe your “customer credits on account” is appropriately labeled since it relates to “customers not buying enough product to offset credits from defective returns”.  It also implies that your line item “customer credits on account” are not liabilities for returns of defective goods or even obligations to your customers, while we do believe that they clearly are.  As such, we continue to believe such line item should not be labeled as “customer credits on account.”  Please advise.

RESPONSE

We will amend our filings and change the title of the line item “customer credits on account” to “obligations to clients for returns and allowances” upon conclusion of the comment process.

5.
We note your response to comment eight from our letter dated December 21, 2010.  It appears that your line item “deferred gross profit on estimated returns” should be labeled as “warranty provisions” as you stated in your response and further believe you should provide such proposed disclosures in your amendment.

RESPONSE

We will amend our filings and change the line item named “deferred gross profit margin on estimated returns” to “warranty provisions.”  We will also provide disclosures proposed in our response to comment eight in our letter dated January 19, 2011 for all of the appropriate reporting periods.  We will amend these filings upon conclusion of the comment process.

6.
Tell us in detail about your return program for CDG music.  A 15-20% return rate seems like a high percentage of returns from the ultimate customers when sales initially are accounted for on a consignment basis.  Please advise.

RESPONSE

We have only one consignee who distributes our CDG music.  This consignee sells only to major wholesalers and does not sell to the ultimate customer.  The consignee’s policy allows major wholesalers to return unsold merchandise up to six months after the sale is made to their major wholesalers.  Due to the seasonality of the product, almost all of customers’ unsold goods are returned to the consignee by June 30th of the subsequent year.  Since we do not file our form 10K until July we are able to reasonably determine what the rate of return will be for consignment sales made in the current fiscal year.  As discussed in our previous response we believe that these consignee sales meet all of the criteria for revenue recognition per ASC 605-10-S99- 1and ASC 605-15-25.

7.
We note your response to comment nine from our letter dated December 21, 2010.  Please disclose in detail your accounting policy for the line item currently labeled “customer credits on account”.  Please provide us with your proposed disclosures.

RESPONSE

The proposed disclosure for the line item to be labeled “obligations to clients for returns and allowances” is as follows:

OBLIGATIONS TO CLIENTS FOR RETURNS AND ALLOWANCES

Due to the seasonality of the business and length of time clients are given to return defective product, it is not uncommon for clients to accumulate credits from the Company’s sales and allowance programs that are in excess of unpaid invoices in accounts receivable.  All credit balances in clients’ accounts receivable are reclassified to “obligations to clients for returns and allowances” in current liabilities on the Consolidated Balance Sheet. Client requests for payment of a credit balance are reclassified from obligations to clients for returns and allowances to accounts payable on the Consolidated Balance Sheet.  When new invoices are processed prior to settlement of the credit balance and the client accepts settlement of open credits with new invoices, then the excess of new invoices over credits are netted in accounts receivable.  As of the periods ended March 31, 2010 and 2009 obligations to clients for returns and allowances reclassified from accounts receivable were $742,009 and $908,449, respectively.  There were no credit amounts requested by clients to be paid for the periods ended March 31, 2010 and 2009 and as such no amounts were reclassified from obligations to clients for returns and allowances to accounts payable.

The proposed disclosure will be included in the significant accounting policy notes of the financial statement disclosures.  We will amend our filings for the appropriate periods to include the proposed disclosure upon conclusion of the comment process.

8.
We note your response to comment ten from our letter dated December 21, 2010.  Your proposed disclosure needs further expansion to quantify the funds that are available from your parent, The Starlight Group, and your cash requirements.  Please revise and include your proposed disclosures in the amended filing.

RESPONSE

Our proposed expanded disclosure is as follows:

In light of the loss of our financing facility, our parent company, the Starlight Group (“Group”), has expressed their willingness and ability to provide bridge financing and advance funds to us for key vendor payments as well as extending longer payment terms for goods they manufacture for us.  For the fiscal year ended March 31, 2010 and March 31 2009, the Group provided $1,535,410 and $881,659 of financing primarily through trade payables with the Group. We estimate our bridge financing requirements from the Group to be between $1.5million and $2.0 million for the fiscal year ending March 31, 2011.  These funds are expected to be made available by the Group primarily through extended terms for trade payables with the Group.  Taking into account the Group’s proceeds of approximately $9 million from an offering of their stock on the Hong Kong Exchange during May 2010, internally generated funds and credit facilities available to the Group, and proposed use of proceeds which included up to $2.0M of bridge financing for the Company, we have concluded that our parent will have sufficient working capital to provide bridge financing to us for at least the next 12 months.

The proposed disclosure will be included in our amended filings for the appropriate periods.  We will amend our filings to include the proposed disclosure upon conclusion of the comment process.

Sincerely,

/s/ Gary Atkinson
Gary Atkinson
Interim Chief Executive Officer